Princeton Bancorp, Inc.

183 Bayard Lane

Princeton, New Jersey 08540

May 13, 2024

VIA EDGAR

Aisha Adegbuyi

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street NE

Washington, D.C. 20549

Re:	Princeton Bancorp, Inc.
Registration Statement on Form S-4, As Amended on May 13, 2024
File No. 333-278651

Dear Ms. Adegbuyi:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Princeton Bancorp, Inc., a Pennsylvania corporation (the “Registrant”), hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement be accelerated to 10:30 a.m., Eastern time, on May 16, 2024, or as soon thereafter as practicable.

Please contact Edward Hogan, Esq. of Stevens & Lee, counsel to the Registrant, at (856) 261-0693 with any questions you may have concerning this letter, or if you require any additional information. Please notify Mr. Hogan when this request for acceleration of effectiveness of the Registration Statement has been granted.

Very truly yours,

Princeton Bancorp, Inc.

By:	/s/ Daniel J. O’Donnell
Name:	Daniel J. O’Donnell
Title:	Executive Vice President & Chief Operating Officer